
July 18, 2022

G. James Benoit, Jr.
Chief Executive Officer
WaveDancer, Inc.
12015 Lee Jackson Memorial Highway Ste 210
Fairfax, VA 22033

      Re: WaveDancer, Inc.
          Registration Statement on Form S-1
          Filed July 11, 2022
          File No. 333-266096

Dear Mr. Benoit:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology

cc: Mark J. Wishner